UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

ACCO BRANDS CORPORATION

(Exact name of registrant as specified in its charter)

____________________________

Delaware	001-08454
(State or other jurisdiction of incorporation)	(Commission file number)
Four Corporate Drive Lake Zurich, IL	60047
(Address of principal executive offices)	(Zip code)

Greg McCormack, Senior Vice President, Global Operations and Supply Chain

(414) 530-4889

(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this Form is being submitted, and provide the period to which the information in the Form applies:

[X] Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2025.

[ ] Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the fiscal year ended _______.

Section 1 - Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

As provided for in Rule 13p-1 under the Securities Exchange Act of 1934, as amended, and Form SD, a Conflict Minerals Report is provided as an exhibit to this Form SD and is available at the following Internet website: http://www.accobrands.com. The information contained on our website is not incorporated by reference into this Form SD or our Conflict Minerals Report and should not be considered part of this Form SD or the Conflict Minerals Report.

Information concerning tin, tantalum, tungsten and gold from recycled or scrap sources that may be contained in our in-scope products is included in the Conflict Minerals Report and is incorporated in this Form SD by reference.

Item 1.02 – Exhibit

The Conflict Minerals Report described in Item 1.01 is filed as Exhibit 1.01 to this Form SD.

Section 2 – Resource Extraction Issuer Disclosure

Item 2.01 Resource Extraction Issuer Disclosure and Report

Not applicable.

Section 3 – Exhibits

Item 3.01 Exhibits

Exhibit 1.01 - Conflict Minerals Report for the calendar year ended December 31, 2025.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

ACCO Brands Corporation (Registrant)
By:	/s/ Greg McCormack	Date: May 20, 2026
Name: Greg McCormack
Title: Senior Vice President,
Global Operations and Supply Chain

INDEX TO EXHIBITS

Exhibit Number Description of Exhibit

1.01 Conflict Minerals Report for the calendar year ended December 31, 2025.